UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Terra Nostra Technology Ltd.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

88100V 10 5
(CUSIP Number)

Richard St. Julien
Suite 720, 2160 Rue de la Montagne
Montreal, Quebec H3G 2T3
(514) 845 0084
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88100V 10 5

  Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

  Louis Nadeau

  Check the Appropriate Box if a Member of a Group (See Instructions)

  (a) X

  (b)

  SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 14,000,000

8. Shared Voting Power -0-

9. Sole Dispositive Power 14,000,000

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 46.4%

14. Type of Reporting Person (See Instructions) IN

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The following information amends and supplements the original Schedule 13D (the "Original Schedule 13D") filed by Mr. Louis Nadeau on December 10th, 2003. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of September 24, 2003 the aggregate number of shares of Common Stock of the Issuer beneficially owned by Louis Nadeau was 14,000,000, which are owned indirectly by 9126-2238 Quebec Inc. which total shares represent 46.4% of the Issuer's total issued and outstanding shares.

(b) Mr. Nadeau has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, Louis Nadeau had not acquired any shares of the Issuer, other than as described above.

(d) N/A

(e) N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2003
Date

/s/ Louis Nadeau
Signature

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